UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 12, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Grant of options under Patni ESOP 2003 (Revised 2008)

This is to inform you that the Compensation & Remuneration Committee of Directors of the Company vide resolution dated 10th March 2009, subject to the statutory approvals as may be required, has approved the grant of 1,500,000 Equity Linked Options at an Exercise Price of Rs. 106/- per share and 350,000 Restricted Stock Units (RSUs) at a par value of shares i.e. Rs. 2/- per share to Mr. Jeya Kumar, Chief Executive Officer (CEO) of the Company under the Company’s Stock Option Plan (“Patni ESOP 2003 (Revised 2008)”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: March 12, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary